OGE Energy Corp.	PO Box 321
Oklahoma City, Oklahoma 73101-0321
405-553-3000
www.oge.com

February 28, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Gentlemen:

On behalf of OGE Energy Corp., I am submitting to you via electronic filing, pursuant to Instruction D to Form 10-K, the Company’s Form 10-K for the year ended December 31, 2007, including financial statements, financial statement schedules, exhibits and the power of attorney. The financial statements included in the Form 10-K reflect changes in accounting principles from the preceding year as the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” and Financial Accounting Standards Board Interpretation No. 39 (As Amended), “Offsetting of Amounts Related to Certain Contracts – an interpretation of APB Opinion No. 10 and FASB Statement No. 105.”

Very truly yours,

/s/ Scott Forbes
Scott Forbes
Controller